Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2007 and December 31, 2006

and for the periods ended September 30, 2007 and 2006

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets – September 30, 2007 and December 31, 2006 (Unaudited)	3

Consolidated Statements of Income – Three and nine months ended September 30, 2007 and 2006 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity – Nine months ended September 30, 2007 (Unaudited)	5

Consolidated Statements of Cash Flows – Nine months ended September 30, 2007 and 2006 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-14

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	September 30, 2007	December 31, 2006
Assets
Investments:
Fixed maturity securities held as available for sale, at fair value (amortized cost $8,215,638 and $8,360,736)	$8,403,335	$8,606,675
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $437,560 and $449,366)	432,854	444,899
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,343,477	1,400,591
Short-term investments, at amortized cost (which approximates fair value)	1,107,392	957,211
Other investments	89,952	90,322

Total investments	11,377,010	11,499,698
Cash and cash equivalents	132,301	181,330
Securities purchased under agreements to resell	390,066	286,278
Accrued investment income	129,922	137,021
Deferred acquisition costs	466,927	449,556
Prepaid reinsurance premiums	331,036	363,140
Reinsurance recoverable on unpaid losses	50,673	46,941
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $106,419 and $103,325)	96,184	98,470
Receivable for investments sold	1,129	12,103
Derivative assets	152,928	29,466
Other assets	194,955	226,853

Total assets	$13,400,069	$13,407,794

Liabilities and Shareholder's Equity
Liabilities:
Deferred premium revenue	$3,117,699	$3,129,620
Loss and loss adjustment expense reserves	545,079	537,037
Securities sold under agreements to repurchase	390,066	286,278
Variable interest entity floating rate notes	1,372,470	1,451,928
Short-term debt	13,383	40,898
Deferred income taxes, net	306,345	403,865
Deferred fee revenue	12,145	11,973
Payable for investments purchased	15,671	266,061
Derivative liabilities	506,821	25,992
Other liabilities	162,709	195,750

Total liabilities	6,442,388	6,349,402

Commitments and contingencies (See Note 10)
Shareholder's Equity:
Preferred stock, par value $1,000 per share; authorized shares—4,000.08, issued and outstanding—none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding—100,000 shares	15,000	15,000
Additional paid-in capital	1,703,016	1,690,924
Retained earnings	5,066,516	5,164,572
Accumulated other comprehensive income, (net of deferred income tax of $85,119 and $101,216)	173,149	187,896

Total shareholder's equity	6,957,681	7,058,392

Total liabilities and shareholder's equity	$13,400,069	$13,407,794

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(In thousands)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Revenues:
Gross premiums written	$255,147	$207,524	$731,383	$646,836
Ceded premiums	(26,022)	(28,434)	(77,235)	(84,435)

Net premiums written	229,125	179,090	654,148	562,401
(Increase) decrease in deferred premium revenue	(21,883)	36,609	(8,012)	85,968

Premiums earned (net of ceded premiums of $32,580, $37,441, $109,341 and $116,435)	207,242	215,699	646,136	648,369
Net investment income	141,225	159,460	424,716	429,640
Net realized gains (losses)	6,859	3,940	35,647	11,806
Net gains (losses) on financial instruments at fair value and foreign exchange	(342,110)	(6,111)	(358,424)	(4,962)
Fees and reimbursements	4,790	16,956	19,411	28,969
Other	1	281	10	995

Total revenues	18,007	390,225	767,496	1,114,817

Expenses:
Losses and loss adjustment	22,203	20,414	63,655	60,835
Amortization of deferred acquisition costs	16,052	16,774	50,114	50,162
Operating	23,709	35,940	87,732	103,295
Interest expense	19,514	22,225	61,961	53,928

Total expenses	81,478	95,353	263,462	268,220

Income (loss) from continuing operations before income taxes	(63,471)	294,872	504,034	846,597
Provision (benefit) for income taxes	(41,501)	80,794	102,129	230,738

Income (loss) from continuing operations	(21,970)	214,078	401,905	615,859
Equity in net income (loss) of subsidiaries	(5)	(18)	39	(27)
Net income (loss) from discontinued operations, net of tax	—	—	—	1,273

Net income (loss)	$(21,975)	$214,060	$401,944	$617,105

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (Unaudited)

For the nine months ended September 30, 2007

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
	Shares	Amount
Balance, December 31, 2006	100,000	$15,000	$1,690,924	$5,164,572	$187,896	$7,058,392

Comprehensive income:
Net income	—	—	—	401,944	—	401,944
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(18,808)	—	—	—	—	(36,718)	(36,718)
Change in foreign currency translation net of change in deferred income taxes of $2,711	—	—	—	—	21,971	21,971

Other comprehensive income (loss)						(14,747)

Comprehensive income (loss)						387,197

Dividends declared (per common share $5,000.00)	—	—	—	(500,000)	—	(500,000)
Stock-based compensation	—	—	12,092	—	—	12,092

Balance, September 30, 2007	100,000	$15,000	$1,703,016	$5,066,516	$173,149	$6,957,681

	2007
Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(23,449)
Reclassification adjustment, net of taxes	(13,269)

Change in net unrealized appreciation, net of taxes	$(36,718)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Nine months ended September 30
	2007	2006
Cash flows from operating activities of continuing operations:
Net income	$401,944	$617,105
Income from discontinued operations, net of tax	—	(1,273)

Net income from continuing operations	401,944	615,832
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease (increase) in accrued investment income	7,099	(2,944)
Increase in deferred acquisition costs	(17,371)	(10,537)
Decrease in prepaid reinsurance premiums	32,104	34,151
Decrease in deferred premium revenue	(11,921)	(100,781)
Increase in loss and loss adjustment expense reserves	8,042	4,127
(Increase) decrease in reinsurance recoverable on unpaid losses	(3,732)	11,963
Depreciation	6,494	7,588
Decrease in salvage and subrogation	59,968	47,530
Amortization of bond discount, net	10,391	15,444
Net realized (gains) losses on investments	(35,647)	(11,806)
Current income tax (benefit) provision	(5,556)	19,887
Deferred income tax (benefit) provision	(81,853)	26
Net losses on financial instruments at fair value and foreign exchange	358,424	4,962
Stock option compensation	5,302	8,765
Other, net	(39,026)	73,961

Total adjustments to net income	292,718	102,336

Net cash provided by operating activities of continuing operations	694,662	718,168

Cash flows from investing activities of continuing operations:
Purchase of fixed-maturity securities	(2,125,202)	(2,587,312)
Sale of fixed-maturity securities	1,955,406	1,676,125
Redemption of fixed-maturity securities	44,383	318,912
(Purchase) sale of short-term investments, net	(78,319)	93,779
(Purchase) sale of other investments, net	(224)	204,481
Redemption (purchase) of held-to-maturity investments	57,114	(152,320)
Decrease (increase) in receivable for investments sold	267,002	(1,444)
Decrease in payable for investments purchased	(250,390)	(37,139)
Capital expenditures	(4,183)	(7,058)
Disposals of capital assets	2	—
Other, investing	1,061	3,011

Net cash used by investing activities of continuing operations	(133,350)	(488,965)

Cash flows from financing activities of continuing operations:
Net repayment of short-term debt	(27,515)	(17,847)
Issuance of variable interest entity floating rate notes	—	300,000
Principal paydown of variable interest entity floating rate notes	(77,085)	(107,053)
Other borrowings and deposits	(1,992)	(5,799)
Capital issuance costs	(3,749)	(1,727)
Dividends paid	(500,000)	(339,000)

Net cash used by financing activities of continuing operations	(610,341)	(171,426)

Discontinued operations:
Net cash used by operating activities	—	(531)

Net cash used by discontinued operations	—	(531)

Net (decrease) increase in cash and cash equivalents	(49,029)	57,246
Cash and cash equivalents—beginning of period	181,330	115,253

Cash and cash equivalents—end of period	$132,301	$172,499

Supplemental cash flow disclosures:
Income taxes paid	$192,916	$152,934
Interest paid:
Other borrowings and deposits	$2,842	$2,359
Variable interest entity floating rate notes	$54,879	$39,877
Non cash items:
Stock compensation	$5,302	$8,765

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its wholly owned subsidiaries (“MBIA Corp.”), as well as all other entities in which MBIA Corp. has a controlling financial interest. These statements do not include all of the information and disclosures required by accounting principles generally accepted in the Unites States of America (“GAAP”). These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2006. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations.

The results of operations for the nine months ended September 30, 2007 may not be indicative of the results that may be expected for the year ending December 31, 2007. The December 31, 2006 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of amounts related to MBIA Corp.’s discontinued operations, which had no effect on net income, total assets, total liabilities or shareholder’s equity as previously reported.

NOTE 2: Significant Accounting Policies

MBIA Corp. has disclosed its significant accounting policies in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The following significant accounting policy provides an update to that included under the same caption in Exhibit 99.1 to MBIA Inc.’s Annual Report on Form 10-K.

Investments

MBIA Corp. classifies its fixed-maturity investments as either available-for-sale or held-to-maturity, as defined by Statement of Financial Accounting Standards No. (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale investments are reported in the consolidated balance sheets at fair value, with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income in shareholder’s equity. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities. For bonds purchased at a price above par value that also have call features, premiums are amortized to the call date that produces the lowest yield. For mortgage-backed and asset-backed securities, discounts and premiums are adjusted quarterly for the effects of actual and expected prepayments on a retrospective basis. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by utilizing the first-in, first-out method to identify the investments sold and are included as a separate component of revenues.

Held-to-maturity investments consist of floating rate note securities. These investments are reported in the financial statements at amortized cost. Discounts and premiums are amortized using the effective yield method over the remaining term of the securities. Investment income is recorded as earned.

Short-term investments are carried at amortized cost, which approximates fair value, and include all fixed-maturity securities with a remaining effective term to maturity of less than one year.

Other investments include MBIA Corp.’s interest in equity-oriented and equity-method investments. In accordance with SFAS 115, MBIA Corp. records its share of the unrealized gains and losses on equity-oriented investments, net of applicable deferred income taxes, in accumulated other comprehensive income in shareholder’s equity when it does not have a controlling financial interest in or exert significant influence over an entity (generally a voting interest of less than 20%).

When MBIA Corp. does not have a controlling financial interest in an entity but exerts significant influence over the entity’s operating and financial policies (generally a voting interest of 20% to 50%) and has an investment in common stock or substance common stock, MBIA Corp. accounts for its investments in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. (“APB”) 18, “The Equity Method of Accounting for Investments in Common Stock.” The carrying amounts of equity method investments are initially recorded at cost and adjusted to recognize MBIA Corp.’s share of the profits or losses, net of any intercompany gains and losses, of the investees subsequent to the purchase date. Such profits and losses are recorded within net investment income in the consolidated statements of income. Dividends are applied as a reduction of the carrying amount of equity method investments.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MBIA Corp. regularly monitors its investments in which fair value is less than amortized cost in order to assess whether such a decline in value is other than temporary. In assessing whether a decline in value is other than temporary, MBIA Corp. considers several factors, including but not limited to (a) the magnitude and duration of the decline and (b) the reasons for the decline, such as credit rating downgrades, issuer-specific changes in credit spreads, and the financial condition of the issuer. Based on this assessment, if MBIA Corp. believes that either (a) the investment’s fair value will not recover to an amount equal to its amortized cost or (b) MBIA Corp. does not have the ability and intent to hold the investment to maturity or until the fair value recovers to an amount at least equal to amortized cost, it will consider the decline in value to be other than temporary. If MBIA Corp. determines that a decline in the value of an investment is other than temporary, the investment is written down to its fair value and a realized loss is recorded in net income.

NOTE 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.” FIN 48 requires that MBIA Corp. determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. FIN 48 also provides guidance on the derecognition, classification and disclosure of tax positions. MBIA Corp. adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on MBIA Corp.’s financial statements. See “Note 9: Income Taxes” for disclosures required by FIN 48.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 permits an entity to measure at fair value any financial instrument that contains an embedded derivative that would otherwise require bifurcation. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. For MBIA Corp., SFAS 155 was effective for those financial instruments acquired or issued on or after January 1, 2007. The adoption of SFAS 155 did not have a material effect on MBIA Corp.’s financial statements.

Standards to be Adopted in Future Periods

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit with respect to dividends or dividend equivalents for non-vested restricted shares or restricted share units that are paid to employees be recorded as an increase to additional paid-in capital. MBIA Corp. currently records such tax benefit as a reduction of income tax expense. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007, with early adoption permitted. MBIA Corp. expects to adopt the provisions of EITF Issue No. 06-11 in the fourth quarter of 2007 and believes that the adoption of EITF Issue No. 06-11 will not have a material impact on its financial statements.

In April 2007, the FASB issued FASB Staff Position (“FSP”) FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. MBIA Corp. is currently evaluating the impact of adopting FSP FIN 39-1 on its financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 18, 2007, the FASB issued an Exposure Draft (“ED”) entitled “Accounting for Financial Guarantee Insurance Contracts”, an interpretation of SFAS 60, “Accounting and Reporting by Insurance Enterprises.” The ED clarifies how SFAS 60 applies to financial guarantee insurance contracts issued by insurance enterprises, including the methodologies to account for premium revenue and claim liabilities, as well as related disclosures. The proposals contained in the ED are not considered final accounting guidance until the FASB completes its due process procedures and issues a final statement, which could differ from the ED. Under the ED, MBIA Corp. would be required to recognize premium revenue only in proportion to contractual payments (principal and interest) made by the issuer of the insured financial obligation. The proposed recognition approach for a claim liability would require MBIA Corp. to recognize a claim liability when there is an expectation that a claim loss will exceed the unearned premium revenue (liability) on a policy basis based on the present value of expected cash flows. Additionally, the ED would require MBIA Corp. to provide expanded disclosures relating to factors affecting the recognition and measurement of financial guarantee contracts.

Following a 60 day comment period, the FASB held a discussion forum with interested parties in September 2007 and plans to begin redeliberations of the ED in the fourth quarter of 2007. The final statement is expected to be issued in the first quarter of 2008. The cumulative effect of initially applying the final statement will be recorded as an adjustment to the opening balance of retained earnings for that fiscal year. MBIA Corp. is in the process of evaluating how the exposure draft will impact its financial statements and has provided comments on the ED to the FASB. Until final guidance is issued by the FASB and is effective, MBIA Corp. will continue to apply its existing policies with respect to the establishment of both case basis and unallocated loss reserves and the recognition of premium revenue. A further description of MBIA Corp.’s loss reserving and premium recognition policies are included in “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s consolidated financial statements for the year ended December 31, 2006.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides MBIA Corp. an irrevocable option to measure eligible financial assets and liabilities at fair value, with changes in fair value recorded in earnings, that otherwise are not permitted to be accounted for at fair value under other accounting standards. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. MBIA Corp. is currently evaluating the provisions of SFAS 159 and their potential impact on its financial statements. MBIA Corp. will adopt the provisions of SFAS 159 beginning January 1, 2008.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires that fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. SFAS 157 also clarifies that an issuer’s credit standing should be considered when measuring liabilities at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. MBIA Corp. is currently evaluating the provisions of SFAS 157 and their potential impact on its financial statements. MBIA Corp. will adopt the provisions of SFAS 157 beginning January 1, 2008.

NOTE 4: Dividends Declared

Dividends declared and paid by MBIA Corp. during the nine months ended September 30, 2007 were $500 million.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: Variable Interest Entities

MBIA Corp. provides credit enhancement services to global finance clients through third-party special purpose vehicles (“SPVs”), which are used in a variety of structures insured by MBIA Corp. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (“VIE”) under FIN 46(R), “Consolidation of Variable Interest Entities.” Under the provisions of FIN 46(R), an entity is considered a VIE subject to possible consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

With respect to third-party SPVs, MBIA Corp. must determine whether it has variable interests in VIEs and if so, whether those variable interests would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at September 30, 2007 and December 31, 2006 are related to MBIA Corp.’s guarantee of certain VIEs. Such assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet. The assets and liabilities of these VIEs each totaled $1.4 billion at September 30, 2007 and $1.5 billion at December 31, 2006. Revenues and expenses related to third-party VIEs are primarily reported in “Net investment income” and “Interest expense”, respectively, on MBIA Corp.’s statements of income and substantially net to zero. Third-party VIEs’ creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee policy provided to the VIE.

MBIA Corp. consolidated two VIEs in the third quarter of 2004 and a third VIE in the fourth quarter of 2006 that were established in connection with the securitizations of Capital Asset Holdings GP, Inc. and certain affiliated entities (“Capital Asset”) tax liens and to which MBIA Corp. provided financial guarantees. In December 2006, MBIA Corp. sold its interest in all of these consolidated VIEs. MBIA Corp. held a variable interest in these entities, which resulted from its insurance policies, and had determined that it was the primary beneficiary under FIN 46(R). MBIA Corp. has reported these VIEs as discontinued operations for periods presented prior to their sale.

NOTE 6: Loss and Loss Adjustment Expense Reserves (LAE)

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: case basis reserves and an unallocated loss reserve. See “Note 2: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s financial statements for the year ended December 31, 2006 for information regarding its loss reserving policy. A summary of the case basis and unallocated activity and the components of the liability for loss and LAE reserves are presented in the following table:

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands	3Q 2007	2Q 2007	1Q 2007
Case basis loss and LAE reserves:
Beginning balance	$316,856	$333,906	$323,718
Less: reinsurance recoverable	48,078	47,625	46,941

Net beginning balance	268,778	286,281	276,777

Case basis transfers from unallocated loss reserve related to:
Current year	1,975	6,047	2,602
Prior years	9,447	11,298	31,120

Total	11,422	17,345	33,722

Net paid (recovered) related to:
Current year	13	343	(337)
Prior years	(487)	34,505	24,555

Total net (recovered) paid	(474)	34,848	24,218

Net ending balance	280,674	268,778	286,281
Plus: reinsurance recoverable	50,673	48,078	47,625

Case basis loss and LAE reserve ending balance	331,347	316,856	333,906

Unallocated loss reserve:
Beginning balance	203,224	199,867	213,319
Losses and LAE incurred(1)	22,203	20,968	20,484
Channel Re elimination(2)	(273)	(266)	(214)
Transfers to case basis and LAE reserves	(11,422)	(17,345)	(33,722)

Unallocated loss reserve ending balance	213,732	203,224	199,867

Total	$545,079	$520,080	$533,773

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.
(2)

Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Reinsurance Ltd. (“Channel Re”), which is carried on an equity-method accounting basis.

During the nine months ended September 30, 2007, total net case basis activity transferred from MBIA Corp.’s unallocated loss reserve was $62 million. Net case basis activity primarily consisted of incurred activity related to the Student Loan Finance Corporation (“SFC”) and a multi-sector collateralized debt obligation (“CDO”) executed in the cash market, as well as insured obligations within the home equity loan (2000 vintage) and manufactured housing sectors. Partially offsetting these loss reserves were reversals of previously established case basis reserves within the aircraft enhanced equipment trust certificates (“EETCs”) sector. The unallocated loss reserve approximated $214 million at September 30, 2007, which represents MBIA Corp.’s estimate of losses associated with credit deterioration that has occurred in MBIA Corp.’s insured portfolio but has not been specifically identified and is available for future case-specific activity. MBIA Corp. recorded $64 million in losses and loss adjustment expenses for the nine months ended September 30, 2007 based on 12% of scheduled net earned premium.

NOTE 7: Derivative Instruments

The fair values of MBIA Corp.’s derivative instruments are estimated using observable market prices when they are available. Such observable market prices are typically obtained for regularly traded contracts in active markets. Most of the derivative contracts insured by MBIA Corp. are structured transactions that are not traded but rather insured to maturity by MBIA Corp. As they are illiquid, there are no observable market prices for these derivative contracts. For these contracts, MBIA Corp. estimates fair values using available market credit spreads for the underlying reference obligations within valuation models. MBIA Corp. utilizes both vendor-developed and proprietary models, depending on the type and structure of contracts. The significant data that influence MBIA Corp.’s valuation models include market credit spreads, current interest rates, portfolio credit quality ratings and correlation assumptions within portfolios. Market data inputs are determined based on the specific attributes of each structured credit derivative. If observable market credit spreads are not available for the underlying reference obligations, then a market index is used that most closely resembles the underlying reference obligations, specified by asset class, credit quality rating and maturity of the underlying reference obligations. This data is obtained from recognized sources and is reviewed on an ongoing basis for reasonableness and

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applicability to MBIA Corp.’s derivative portfolio.

The fair values of insured structured credit derivatives within MBIA Corp.’s insurance portfolio are mostly derived from a valuation approach that uses actual market prices or market indices for underlying reference obligations within a proprietary valuation model utilizing a binomial expansion technique. This approach estimates the fair values of MBIA Corp.’s structured credit derivative contracts based on the key components of a transaction’s structure, of collateral portfolio credit quality and of market spread levels for the underlying reference obligations, in addition to other factors such as the diversity of the collateral portfolio and assumed recovery rates for defaulted collateral. The level of subordination below MBIA Corp.’s exposure or credit tranche is a very significant factor that affects the estimated fair values of MBIA Corp.’s exposure as subordination below MBIA Corp.’s exposure absorbs all losses in the transaction’s underlying portfolio before any claim is made on MBIA Corp.’s insurance policy. Most of MBIA Corp.’s insured structured credit derivatives have subordination in excess of that required for the most senior triple-A rating within a transaction. The main drivers of changes in the estimated fair values of MBIA Corp.’s insured structured credit derivatives are changes in market spread levels of the underlying reference obligations, changes in credit quality ratings of the underlying reference obligations, and declines in the amounts of subordination. During the third quarter of 2007, the primary factor affecting changes in fair values produced by this valuation approach was the widening of underlying reference obligation credit spread levels.

MBIA Corp. also considers arms-length transactions that reduce its exposure to insured credit derivatives, such as reinsurance, to be good measures of fair value when the transaction is negotiated independently of other transactions and when it is executed on or near the valuation date. In such cases, the premiums paid to the reinsurers are used to fair value the derivative contract.

The following table presents the net par outstanding as of September 30, 2007 and the related income statement net gain or loss for the three months ended September 30, 2007 by fair value technique of all insured credit derivatives within MBIA Corp.’s insurance portfolio.

In millions	% of Net Par Outstanding	Net Par Outstanding	Net Gain/(Loss)
Binomial expansion valuation model	92.8%	$128,351	$(318)
Reinsurance transactions	2.8	3,928	0
Specific dealer quotes	0.7	921	(21)
Other	3.7	5,040	(3)

Total	100.0%	$138,240	$(342)

The use of market data within valuation models requires management to make assumptions on how the fair values of derivative instruments are affected by current market conditions. This is especially true during periods of market illiquidity, as was experienced during the third quarter of 2007. The availability of market data and the correlation of market data to a derivative instrument will determine the degree to which assumptions affect a derivative instrument’s fair value. Therefore, results can significantly differ between models due to differences among assumptions used by different participants in the markets.

MBIA Corp. maintains an ongoing review of its valuation models and has ongoing control and cross-checking procedures for the approval and control of market and portfolio data inputs. During the third quarter of 2007, MBIA Corp.’s review of its valuation approach primarily focused on the source of market credit spreads used in the valuation of its credit derivatives portfolio to ensure that these spreads were indicative of the current market environment, of the asset class of the underlying reference obligations within each transaction, and of the current credit ratings of the underlying reference obligations. As a result of this review, MBIA Corp. expanded its sources of market price and data inputs in order to enhance the quality of inputs for certain types of contracts. The overall valuation technique, however, was unchanged. Additionally, on September 30, 2007, MBIA Corp. reinsured certain insured credit derivative contracts on a quota share basis with two of its reinsurers and used the reinsurance prices to fair value its aggregate exposure to those derivative contracts. One of the reinsurers was Channel Re, a related party.

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NOTE 8: Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In the first quarter of 2006 and in connection with its remediation efforts, MBIA Corp. exercised a call right with respect to $411 million of MBIA Corp.-insured Northwest Airlines’ enhanced equipment trust certificates issued by Northwest Airlines Pass Through Trust 2000-1G (the “Certificates”). Under the terms of the trust agreement relating to the Certificates, MBIA Corp. had the right to call the Certificates at par as a result of the bankruptcy filing by Northwest Airlines. MBIA Corp. entered into an agreement with a third party under which the third party financed the call of the Certificates and purchased the Certificates from MBIA Corp. as part of a planned future securitization of the Certificates. MBIA Corp.’s policy guaranteeing payment of the Certificates remains in effect.

Due to certain continuing rights MBIA Corp. possessed with respect to the Certificates, MBIA Corp. recorded the Certificates and the related financing on its balance sheet under the requirements of SFAS 140. The Certificates were included within “Short-term investments” and the related financing was included within “Payable for investments purchased” on MBIA Corp.’s consolidated balance sheets. During the second quarter of 2007, MBIA Corp. no longer possessed its continuing rights with respect to the Certificates and, therefore, has removed the Certificates and related financing from its consolidated balance sheet as of June 30, 2007.

NOTE 9: Income Taxes

MBIA Corp.’s tax policy is to optimize after-tax income by maintaining the appropriate mix of taxable and tax-exempt investments. In general, the effective tax rate fluctuates from time to time as MBIA Corp. manages its investment portfolio on an after-tax total return basis. The effective tax rate, including tax related to discontinued operations, for the third quarter of 2007 was a benefit of 65.4% compared with a provision of 27.4% for the third quarter of 2006. For the nine months ended September 30, 2007, the effective tax rate, including tax related to discontinued operations, decreased to 20.3% from 27.3% for the same period in 2006. The changes in MBIA Corp.’s effective tax rates for the quarter and nine months were a result of mark-to-market net losses recorded on MBIA Corp.’s derivatives portfolio in the third quarter of 2007. MBIA Corp. has calculated its year-to-date effective tax rate by treating these mark-to-market net losses as a discrete item. As such, the tax benefit of these net losses, calculated at the statutory tax rate of 35%, is an adjustment to the annual effective tax rate that MBIA Corp. has estimated for all other pre-tax income. MBIA Corp. believes that its decision to treat the mark-to-market net losses as a discrete item is appropriate given its inability to estimate these mark-to-market losses for the full year of 2007, which directly affects MBIA Corp.’s ability to estimate pre-tax income and the related effective tax rate for the full year of 2007.

MBIA Corp. adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on MBIA Corp.’s financial statements. Prior to the adoption of FIN 48, MBIA Corp. classified interest and/or penalties related to income taxes as a component of income from continuing operations. In connection with the adoption of FIN 48, MBIA Corp. has elected to classify interest and penalties as components of income taxes. The total amount accrued for interest and penalties was $4.2 million at the date of adoption, and the interest and penalties recognized during the first nine months of 2007 amounted to $1.8 million.

MBIA Corp.’s major tax jurisdictions include the United States (“U.S.”), the United Kingdom (“U.K.”) and France. MBIA Insurance Corporation and its U.S. subsidiaries file a U.S. consolidated federal income tax return. Federal income tax returns have been examined through 2003. Currently, MBIA Corp. is under an examination for the 2004 and 2005 years by the U.S. Internal Revenue Service, which is anticipated to be concluded in the fourth quarter of 2007. The U.K. tax matters have been substantially concluded through 2004 with the exception of MBIA UK Insurance Ltd., which is expected to be concluded in the first quarter of 2008. The French tax authority has concluded the examination through 2003 with the issue on the recognition of premium income for tax purposes pending resolution.

The total amount of unrecognized tax benefits at the date of adoption of FIN 48 was $28.8 million, which was included in the tax reserves. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $3.4 million as of September 30, 2007.

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In April 2005, the French tax authority commenced an examination of MBIA Corp.’s French tax return for 2002 and 2003. Upon completion of the audit, MBIA Corp. received a notice of assessment in which the French tax authority has accelerated the way in which MBIA Corp. recognizes earned premium for tax purposes, contrary to the French statutory method. MBIA Corp. has protested and has filed for an appeal with respect to the assessment and MBIA Corp.’s position is currently under review. Due to the uncertainty surrounding the outcome of the examination, MBIA Corp. accrued the potential tax liability relating to the French tax audit for all open tax years through 2006 prior to the adoption of FIN 48. The total amount accrued with respect to the uncertain tax position is approximately $26.5 million and the related interest and penalties are approximately $4.2 million. It is reasonably possible that the French tax authority will rule in MBIA Corp.’s favor within the next 12 months at which time the entire amount accrued, including the interest and penalties, will be reversed.

NOTE 10: Commitments and Contingencies

In the normal course of operating its businesses, MBIA Corp. may be involved in various legal proceedings.

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (“Royal”) in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $355 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal had filed an action seeking a declaration that it is not obligated to pay on its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. Royal appealed the order, and, in connection with the appeal, pledged $403 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and agreed to post additional security for future claims and interest.

On October 3, 2005, the U.S. Court of Appeals for the Third Circuit upheld the decision of the United States District Court for the District of Delaware insofar as it enforced the Royal insurance policies, but remanded the case to the District Court for a determination of whether the Royal policies cover all losses claimed under the policies. In particular, the Court of Appeals directed the District Court to consider whether the Royal policies would cover losses resulting from the misappropriation of student payments rather than from defaults by students. MBIA Corp. believes that the Royal policies would cover losses even if they result from misappropriation of student payments, but in any event it appears that all or substantially all of the claims made under the Royal policies relate to defaults by students rather than misappropriation of funds. Therefore, MBIA Corp. expected Royal to be required to pay all or substantially all of the claims made under its policies and to be reimbursed for any payments MBIA Corp. made under its policies.

Royal filed a petition with the Third Circuit requesting that the case be reheard, which was denied in April 2006. In April 2006, Royal filed a motion with the District Court seeking a release of the collateral it pledged in connection with its appeal of the District Court judgment against it in 2003.

On April 2, 2007, MBIA announced that MBIA Corp. reached an agreement with Royal to settle the outstanding litigation. The amount paid by Royal under the terms of the settlement was sufficient to repay the approximately $362 million of outstanding par amount of the bonds insured by MBIA Corp. as well as to reimburse MBIA Corp. for a portion of the claims that MBIA Corp. has paid to date under its insurance policies. As a result of the settlement, MBIA Corp. incurred approximately $20 million in losses in the first quarter of 2007. The loss represents a reduction to MBIA Corp.’s expected recoveries for claims it has paid to date under its policies and will be covered by MBIA Corp.’s unallocated loss reserves.

The District Court in Delaware entered a final judgment in the case implementing the settlement on March 30, 2007. The approximately $362 million of outstanding par amount of the bonds insured by MBIA Corp. were repaid in full during the second quarter of 2007.